AUSA LETTERHEAD




August 29, 1997


Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:  Michael Koffler

RE:      AUSA Series Life Account File
         No. 33-86700

CIK Number:  0000933275



Dear Mr. Koffler:

On behalf of AUSA Series Life Account (the "Separate Account"), AUSA Life Insurance Company (the "Company") hereby applies pursuant to Rule 477 under the Securities Act of 1933 for withdrawal of the registration statement filed November 25, 1994 (File 33-86700) (the "Registration Statement"). The Registration Statement relates to an individual flexible premium variable life insurance policy (the "Policy") that would have been issued by the Company and funded by the Separate Account. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended.

The Company filed the Registration Statement, received comments from the Securities and Exchange Commission, filed a pre-effective amendment on June 6, 1995, and the Registration Statement never became effective. The Company decided not to commence sales of the Policy.

On the basis of all the foregoing, the Company submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

Sincerely,


AUSA Life Insurance Company


/s/ Thomas E. Pierpan
Thomas E. Pierpan
Assistant Secretary

Cc:      Stephen E. Roth, Esq.
         Mary Jane Wilson-Bilik, Esq.